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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46985

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Edgewood Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Federated Investors Tower 1001 Liberty Avenue
(No. and Street)

Pittsburgh	PA	15222-3779
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Denis McAuley III 412-288-7712
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst and Young LLP Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

2100 One PPG Place	Pittsburgh	PA	15222
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Denis McAuley III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Edgewood Services, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA

Notarial Seal

Deanna L. Marley, Notary Public

City Of Pittsburgh, Allegheny County

My Commission Expires June 14, 2008

Member, Pennsylvania Association Of Notaries

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Edgewood Services, Inc.

Year ended December 31, 2006
with Report and Supplementary Report of Independent Auditors

ERNST & YOUNG

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, Pennsylvania 15222

Phone: (412) 644-7800
www.ey.com

Report of Independent Auditors

Board of Directors
Edgewood Services, Inc

We have audited the accompanying balance sheet of Edgewood Services, Inc. (the Broker/Dealer) as of December 31, 2006, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Broker/Dealer's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Broker/Dealer's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Broker/Dealers's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Edgewood Services, Inc. at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 22, 2007

ERNST & YOUNG

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, Pennsylvania 15222

Phone: (412) 644-7800
www.ey.com

Supplementary Report of Independent Auditors on Internal Control Required by Rule 17a-5

Board of Directors of
Edgewood Services, Inc.

In planning and performing our audit of the financial statements of Edgewood Services, Inc. (the Broker/Dealer), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Broker/Dealer's internal control. Accordingly, we do not express an opinion on the effectiveness of the Broker/Dealer's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Broker/Dealer, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Broker/Dealer does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Broker/Dealer in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Broker/Dealer is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Broker/Dealer has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Broker/Dealer's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 22, 2007

EDGEWOOD SERVICES, INC.
BALANCE SHEET
DECEMBER 31, 2006
(dollars in thousands, except per share data)

Assets:		
Cash equivalents	$	1,696
Receivable from affiliates, net		8,100
Prepaid expenses		15
Current deferred tax asset		69
Long-term deferred tax asset, net		221
Total assets	$	10,101
Liabilities:		
Total liabilities	$	0
Shareholder's Equity:		
Capital stock, par value $.01 per share- 20,000 shares authorized, 12,309 shares issued and outstanding		0
Additional paid-in capital		2,421
Retained earnings		7,680
Total shareholder's equity		10,101
Total liabilities and shareholder's equity	$	10,101

(The accompanying notes are an integral part of these financial statements.)

EDGEWOOD SERVICES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006
(dollars in thousands)

Commission income	$	59
Operating Expenses:		
Allocated expenses from affiliates		1,612
Operating loss		(1,553)
Nonoperating Income:		
Dividend income		83
Loss before income taxes		(1,470)
Income tax benefit		(614)
Loss from continuing operations		(856)
Discontinued operations, net of tax		5,067
Net income	$	4,211

(The accompanying notes are an integral part of these financial statements.)

EDGEWOOD SERVICES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006
(dollars in thousands)

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholder's Equity
Balance at January 1, 2006	$ 0	$ 2,421	$ 3,469	$ 5,890
Net income	0	0	4,211	4,211
Balance at December 31, 2006	$ 0	$ 2,421	$ 7,680	$ 10,101

(The accompanying notes are an integral part of these financial statements.)

EDGEWOOD SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006
(dollars in thousands)

Operating Activities:		
Net income	$	4,211
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation		9
Loss on disposal of assets		14
Benefit from deferred income taxes		(197)
Changes in assets and liabilities:		
Increase in receivable from affiliates, net		(4,246)
Decrease in accounts payable		(100)
Decrease in other liabilities		(98)
Net cash used by operating activities		(407)
Net decrease in cash equivalents		(407)
Cash equivalents, beginning of year		2,103
Cash equivalents, end of year	$	1,696

(The accompanying notes are an integral part of these financial statements.)

EDGEWOOD SERVICES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2006
(dollars in thousands)

Balance at January 1, 2006	$	0
Additions and/or reductions		0
Balance at December 31, 2006	$	0

(The accompanying notes are an integral part of these financial statements.)

(1) DISCONTINUED OPERATIONS

In the third quarter 2006, Edgewood Services, Inc. (the Company) completed the sale of certain assets associated with its Trust*Connect*® mutual fund processing business (the Clearing Business) to Matrix Settlement and Clearance Services, LLC, one of the leading providers of mutual fund clearing and settlement processing for banks, trust companies and 401(k) providers. The sale was completed over a series of closings during 2006. The assets included in the sale of the Clearing Business consisted primarily of customer relationships, customer contracts and intellectual property, which had no recorded carrying values on the Company's Balance Sheet. In exchange for the assets of the Clearing Business, the Company was entitled to upfront cash consideration on a pro-rata basis as the closings occurred, totaling $7.7 million. These proceeds on the sale were received by an affiliate of the Company and recorded as "Receivable from affiliates, net" on the Company's balance sheet (see Note 4 for related disclosure). In addition, the Company is entitled to receive contingent consideration due in the third quarter 2008 if certain revenue targets are met. The contingent consideration will be calculated as a percentage of net revenue above a specific threshold directly attributed to the Clearing Business. After taking selling costs into consideration, the Company recognized a gain on the sale of the Clearing Business of $3.9 million, net of tax expense of $2.8 million. This gain on sale was included in "Discontinued operations, net of tax" on the Statement of Income for the year ended December 31, 2006.

The Company incurred $0.4 million in severance expense related to this sale; $0.1 million of which was recorded in "Discontinued operations, net of tax" during 2006. As of December 31, 2006, all severance payments have been made.

The results of operations of the Clearing Business included in "Discontinued operations, net of tax," were as follows for the year ended December 31, 2006:

in thousands

Net revenue from discontinued operations	$	6,035
Pre-tax income from discontinued operations		2,024
Income tax provision		840
Income from discontinued operations, net of tax	$	1,184

In addition, in connection with the sale of the Clearing Business, the company transferred all of its property and equipment to various affiliates. The property and equipment were transferred at net book value; therefore, no gain or loss was realized upon transfer. An offsetting receivable was recorded in "Receivable from affiliates, net" to complete the transaction.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Nature of Operations

The Company is an indirect, wholly owned subsidiary of Federated Investors, Inc. ("Federated"). The Company is registered as a broker/dealer for the Clearing Business and to act as distributor for certain bank-advised mutual funds. The Company promptly transmitted all funds and promptly delivered all securities received in connection with its activities as a broker/dealer. During 2006, the Company sold the Clearing Business to a third-party and has no continuing involvement.

(b) Basis of Presentation

The financial statements include the accounts of the Company. Such statements have been prepared in accordance with U.S. generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results may differ from those estimates, and such differences may be material to the financial statements.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

(c) Cash Equivalents

"Cash equivalents" represent an investment in a money market fund that is managed by another subsidiary of Federated. This investment may be redeemed upon demand.

(d) Revenue Recognition

The Company is a registered broker/dealer and earned commissions and transaction-based income from the Clearing Business. Revenue was recognized during the period in which services were performed. The Company waived certain fees for competitive or regulatory reasons and reserved against certain revenue due to client conversion issues. All revenue related to the Clearing Business is included in "Discontinued operations, net of tax" in the Statement of Income. Subsequent to the sale of the Clearing Business, the Company is no longer entitled to nor records this revenue.

Additionally, the Company has contractual arrangements with third parties to provide distribution-related services to bank-advised mutual funds. The Company's revenue is recorded net of third-party payments. All revenue in continuing operations was earned from one customer.

(e) Income Taxes

The operating results of the Company are included in the consolidated federal income tax return filed by Federated. As part of the Federated consolidated group, the Company participates in a tax-sharing agreement. Therefore, although the Company computes its federal income tax provision on a separate-company basis, the tax benefits related to its net operating or capital losses, if any, will be recorded by the Company to the extent that the losses can be used to reduce consolidated tax expense. The Company computes and remits state taxes on a separate- or combined-company basis, as required, in compliance with the respective state tax law.

The Company utilizes the liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between financial statement carrying amounts and the corresponding tax bases of assets and liabilities that will result in taxable or deductible amounts in future years. These items are measured using enacted rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(f) Disclosures of Fair Value

Carrying amounts approximate fair value for "Cash equivalents." The "Receivable from affiliates, net" is not settled in cash nor is it Federated management's current plan to settle this item in cash and therefore, the Company is not able to determine its fair value.

(3) DISCRETIONARY LINE OF CREDIT

In September 2006, the Company terminated its discretionary line of credit agreement with a bank under which it could have borrowed up to $50.0 million for the payment of obligations associated with the daily net settlements of mutual funds processed through the National Securities Clearing Corporation. The Company did not borrow under this agreement in 2006 prior to its termination. Federated guaranteed the payment of any obligation owed by the Company in connection with this line of credit.

(4) TRANSACTIONS WITH RELATED PARTIES

As a matter of general policy, Federated manages most cash-related activities of its domestic subsidiaries on a centralized basis. As such, certain expenses of the Company, including marketing and distribution, compensation and related benefits, occupancy and other support services are funded by another subsidiary of Federated and are allocated to the Company. Expenses allocated to the Company amounted to $1.6 million for the year ended December 31, 2006. All receipts from the sale of the Clearing Business were received by this subsidiary and payments for related costs such as severance were funded by this subsidiary.

The "Receivable from affiliates, net" on the Company's Balance Sheet represents the amounts collected by another subsidiary of Federated on behalf of the Company in excess of expenses paid or incurred by this affiliate and other affiliates, respectively, on behalf of the Company. There is no intention now or in the foreseeable future to settle the net intercompany receivable.

(5) INCOME TAXES

Income tax benefit from continuing operations consisted of the following components for the year ended December 31, 2006:

in thousands	Current	Deferred	Total
Federal	$ (425)	$ (41)	$ (466)
State	(123)	(25)	(148)
Total	$ (548)	$ (66)	$ (614)

The Company's effective income tax rate attributed to continued operations for the year ended December 31, 2006 is 41.8%. This rate is higher than the Company's federal statutory income tax rate of 35.0% due primarily to state income taxes. All tax-related balances due to or from affiliates are included in "Receivable from affiliates, net."

The Company's deferred tax assets totaled $290,000 at December 31, 2006 and primarily related to the gain on the sale of the Clearing Business. The Company had no significant deferred tax liabilities at December 31, 2006.

(6) REGULATORY REQUIREMENTS

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain net capital, as defined, equal to the greater of $25,000 or 6-2/3% of aggregate indebtedness. At December 31, 2006, the Company had net capital of approximately $1.7 million, which was $1.6 million in excess of its required net capital of $25,000.

(7) COMMITMENTS AND CONTINGENCIES

In 2005, Federated entered into settlement agreements with the Securities and Exchange Commission and New York State Attorney General to resolve the past mutual fund trading issues. Under the terms of the settlements, Federated paid for the benefit of fund shareholders a total of $80.0 million. In addition, Federated agreed to reduce the investment advisory fees on certain Federated funds by $4.0 million per year for the five-year period beginning January 1, 2006, based upon effective fee rates and assets under management as of September 30, 2005. Depending upon the level of assets under management in these funds during the five-year period, the actual investment advisory fee reduction could be greater or less than $4.0 million per year. For the year ended December 31, 2006, these fee reductions were approximately $4 million. Costs related to certain other undertakings required by these agreements will be incurred in future periods and the significance of such costs is currently not determinable.

Since October 2003, Federated has been named as a defendant in twenty-three cases filed in various federal district courts and state courts involving allegations relating to market timing, late trading and excessive fees. All of the pending cases involving allegations related to market timing and late trading have been transferred to the U.S. District Court for the District of Maryland and consolidated for pre-trial proceedings. One market timing/late trading case was voluntarily dismissed by the plaintiff without prejudice.

The seven excessive fee cases were originally filed in five different federal courts and one state court. All six of the federal cases are now pending in the U.S. District Court for the Western District of Pennsylvania. The state court case was voluntarily dismissed by the plaintiff without prejudice.

All of these lawsuits seek unquantified damages, attorneys' fees and expenses. Federated is defending this litigation. The potential impact of these recent lawsuits and future potential similar suits is uncertain. It is possible that an unfavorable determination will cause a material adverse impact to Federated's reputation, financial position, results of operations and/or liquidity in the period in which the effect becomes reasonably estimable.

Federated's Consolidated Financial Statements for the year ended December 31, 2006 reflect $9.1 million for costs associated with various legal, regulatory and compliance matters, including costs related to Federated's internal review, costs incurred on behalf of the funds, costs incurred and estimated to complete the distribution of Federated's regulatory settlement and costs incurred and estimated to resolve certain of the above-mentioned ongoing legal proceedings. Accruals for these estimates represent management's best estimate of probable losses at this time. Actual losses may differ from the estimate, and such differences may have a material impact on Federated's consolidated results of operations, financial position or cash flows. Various expenses and accruals related to these matters were allocated to the Company and are included in the $1.6 million of expense allocated for the year ended December 31, 2006, as discussed in Note 4.

In addition, Federated has other claims asserted and threatened against it in the ordinary course of business. These other claims are subject to inherent uncertainties. It is possible that an unfavorable determination will cause a material adverse impact on Federated's financial position, results of operations and/or liquidity in the period in which the effect becomes reasonably estimable.

Supplemental Information

EDGEWOOD SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2006
(dollars in thousands)

Computation of net capital:

Shareholder's equity			$	10,101
Deductions and/or changes:				
Nonallowable assets	$	8,405		
Haircut on securities owned		34		8,439
Net capital			$	1,662
Aggregate indebtedness			$	0

Computation of basic net capital requirement:

Minimum net capital required (greater of $25 or 6-2/3% of aggregate indebtedness)	$	25
Excess net capital	$	1,637
Ratio of aggregate indebtedness to net capital		0 to 1

Note: There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2006 Part IIA FOCUS filing.

EDGEWOOD SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Statement Regarding Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.


END